HAECO

RECEIVED

2007 APR 23 P 12:-2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: CSA/CPA12/20, 24

13th April 2007

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance [redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07022812

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited : File No. 82-1390

Pursuant to obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the Company's press announcement published today in Hong Kong in The Standard.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

LW/rl
Encl.
c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

PROCESSED

APR 26 2007

THOMSON FINANCIAL

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

The Standard Friday, April 13, 2007.

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Clarification Announcement

Reference is made to the Company's:

(a) circular dated 11th April 2007 incorporating the notice of annual general meeting and proposals for general mandates to issue and repurchase shares (the "Circular"); and

(b) proxy form (the "Proxy Form")

in relation to the Company's annual general meeting to be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 8th May 2007 at 2:30 p.m. Printed copies of the Circular and the Proxy Form were dispatched to shareholders of the Company on 11th April 2007.

Due to inadvertent typographical error:

(1) the latest date/time for lodging share transfer in order to rank for the final dividend should have been stated as "4:30 p.m. on Monday, 30th April 2007" instead of "4:30 p.m. on Friday, 27th April 2007" in Note 4 on page 6 of the Circular; and

(2) the English version of the Proxy Form should have included the following resolution (which was included in the Chinese version of the Proxy Form):

"2. (h) To elect David TONG Chi Leung as a Director."

Printed copies of the revised Proxy Form will be dispatched to shareholders of the Company on or before 13th April 2007.

Directors
The Directors of the Company as at the date of this announcement are:
Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 12th April 2007

SWIRE

END